                                                                                                                    Mark L. Baum, Esq.
4100 Calit2 Bldg.
Irvine, CA  92697
Phone: (760) 692-1160
Fax: (760) 804-8845

April 20, 2011

Kevin L. Vaughn
Accounting Branch Chief
U.S. Securities and Exchange Commission
Mail Stop 3030
Washington, D.C. 20549

Re:                         Shrink Nanotechnologies, Inc.
Item 4.02 Form 8-K
Filed April 19, 2011
File No. 0-52860

Dear Mr. Vaughn:

Reference is hereby made to the correspondence of the Securities and Exchange Commission accounting staff (the “Staff” or “SEC” or “your”) to Shrink Nanotechnologies, Inc., a Delaware corporation (the “Company”), dated as of April 19, 2011 (the “Comment Letter”) relating to the Company’s Current Report on Form 8-K dated March 23, 2011 (the “Current Report”).  In response to your Comment Letter, we respectfully provide you with the following response, in number order, to the corresponding Item in your Comment Letter.

Staff Comment

Form 8-K dated March 23, 2011

Item 4.02. Non-Reliance on Previously Issued Financial Statements

1.
We note that you intend to file restated financial statements for the previously issued Forms 10-Q for the quarterly periods ended March 31, June 30, and September 30, 2010.  However, you have not indicated when you intend to do so.  Please tell us when you intend to file restated financial statements.  We may have further comment after you file the restated financial statements.

Company Response

 The Company plans to file restated financial statements for the previously issued Forms 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2010 within 60 days of April 19, 2011.

2.
Please tell us if your certifying officers have considered the effect of the error on the adequacy of your previous disclosures regarding internal controls over financial reporting and disclosure controls and procedures as of the end of the periods covered by your Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2010.  Additionally, tell us what effect the error had on your evaluation of disclosure controls and procedures as of the year ended December 31, 2010.

Company Response

Our certifying officers have considered the effect of the error in regards to the adequacy of our previous disclosures regarding internal controls for the quarterly periods ended March 31, June 30 and September 30, 2010.  As of December 31, 2009 and 2010, we concluded the Company’s disclosure controls and procedures were not effective at the reasonable assurance level and the Company’s internal controls over financial reporting were not effective based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, because the Company did not have an effectively-designed control in operation over the accounting for, presentation of and disclosure of proper expense recognition to prevent or detect on a timely basis material misstatements, specifically with respect to the Company’s prepaid expenses that had been included as an asset in the Company’s consolidated balance sheets.

With that in mind, the Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    If you should have any questions or desire any additional information, please feel free to contact the undersigned at any time.

Sincerely,

SHRINK NANOTECHNOLOGIES, INC.

By: /s/   Mark L. Baum
Mark L. Baum, Esq.
President and Chief Executive Officer